Mail Stop 4720

May 19, 2010

Via Facsimile and U.S. Mail

Phillip B. Donenberg
Chief Financial Officer, Treasurer and Secretary
BioSante Pharmaceuticals, Inc.
111 Barclay Boulevard
Lincolnshire, Illinois 60069

> **Re: BioSante Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Form 8-K dated October 14, 2009**
> **File Number: 001-31812**

Dear Mr. Donenberg:

We have completed our review of your Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 and all related documents and we have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Amy E. Culbert, Esq.
        Oppenheimer Wolff & Donnelly LLP
        45 South Seventh Street, Suite 3300
        Minneapolis, MN 55402-1509